SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Quarterly Report for the period ended June 30, 2004

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: August 4, 2004	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
SECOND QUARTER REPORT
Production Data
(Dollar amounts expressed in U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Gold ounces produced	48,109	60,583	99,028	121,875
Gold ounces sold	47,037	61,575	99,700	121,045
Average revenue realized per ounce	$394	$353	$404	$351
Average market price per ounce	$393	$347	$401	$350
Total cash cost per ounce	$183	$172	$194	$171
Total production cost per ounce	$268	$249	$279	$252

Production Data:
San Martin Mine: Ore tons processed	1,479,829	1,801,614	3,077,831	3,519,120
Waste tons	670,191	512,610	1,621,405	735,665
Grade (ounces per ton)	0.026	0.030	0.023	0.030
Gold ounces produced	22,418	29,159	51,344	55,779
Total cash cost per ounce	$192	$165	$182	$154
Total production cost per ounce	$289	$259	$278	$249
Marigold Mine (66.7%): Ore tons mined	2,086,213	1,388,499	3,369,947	2,468,344
Waste tons	4,511,488	5,170,246	10,607,907	9,273,982
Grade (ounces per ton)	0.028	0.029	0.025	0.027
Gold ounces produced	22,188	21,466	39,394	43,619
Total cash cost per ounce	$160	$154	$198	$162
Total production cost per ounce	$240	$227	$277	$233
Rand Mine: Ore tons mined	—	—	—	—
Waste tons	—	—	—	—
Grade (ounces per ton)	—	—	—	—
Gold ounces produced	3,503	9,958	8,290	22,477
Total cash cost per ounce	$268	$232	$248	$229
Total production cost per ounce	$311	$270	$292	$296

Financial Data:
(in millions of U.S. dollars, except per share amounts)
Working capital	$73.0	$163.1	$73.0	$163.1
Cash flow from operations	$7.7	$9.1	$15.4	$16.6
Net earnings	$2.9	$3.8	$12.0	$6.2
Basic earnings per share	$0.02	$0.03	$0.09	$0.05
Average shares outstanding	130,513,678	127,061,451	130,369,235	126,677,454

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)	(restated)
Assets
Current assets:
Cash and equivalents	$77.2	$126.1
Accounts and interest receivable	5.6	12.3
Inventories (note 2)	19.7	16.7
Prepaid expenses and other	1.8	1.1

	104.3	156.2
Plant and equipment and mine development costs, net	451.1	364.6
Other assets	17.1	13.3

	$572.5	$534.1

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$29.1	$9.4
Site closure and reclamation costs, current	1.1	1.3
Taxes payable	1.1	0.1

	31.3	10.8
Reserve for site closure and reclamation costs	6.9	5.7
Future income taxes	84.5	82.9

	122.7	99.4
Shareholders’ equity
Share capital (note 3):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid: 130,624,678 (2003—130,133,678) common shares	470.7	465.4
Contributed surplus	16.9	6.0
Deficit	(37.8)	(36.7)

	449.8	434.7

	$572.5	$534.1

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(unaudited)	(restated)	(unaudited)	(restated)
Revenue	$18.6	$21.7	$40.3	$42.4
Costs and expenses:
Cost of sales	8.5	10.6	19.2	20.6
Depreciation and depletion	4.0	4.7	8.4	9.2
Exploration	0.8	1.7	1.9	4.1
General and administrative	1.6	1.6	4.0	3.0
Other operating expenses	0.3	0.1	0.5	0.2

	15.1	18.7	34.0	37.1

Earnings from operations	3.4	3.0	6.3	5.3
Interest and other income	0.1	1.4	8.4	2.1

Earnings before income taxes	3.5	4.4	14.7	7.4
Provision for income taxes:
Current	—	0.1	1.2	0.2
Future	0.6	0.5	1.5	1.0

	0.6	0.6	2.7	1.2

Net earnings	$2.9	$3.8	$12.0	$6.2

Basic earnings per share	$0.02	$0.03	$0.09	$0.05
Diluted earnings per share	$0.02	$0.03	$0.09	$0.05

Weighted average common shares outstanding:
Basic	130,513,678	127,061,451	130,369,235	126,677,454
Diluted	132,104,099	129,268,129	131,948,374	128,964,194

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(unaudited)	(restated)	(unaudited)	(restated)
Deficit, beginning of period
As previously reported	$(40.7)	$(55.0)	$(39.8)	$(57.8)
Adjustment for site closure and reclamation (note 7(b))	—	2.5	3.1	2.9

As restated	(40.7)	(52.5)	(36.7)	(54.9)
Adjustment for stock-based compensation (note 7(a))	—	—	(13.1)	—
Net earnings	2.9	3.8	12.0	6.2

Deficit, end of period	$(37.8)	$(48.7)	$(37.8)	$(48.7)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(unaudited)	(restated)	(unaudited)	(restated)
Cash flows from operating activities
Net earnings	$2.9	$3.8	$12.0	$6.2
Non-cash items:
Depreciation and depletion	4.0	4.7	8.4	9.2
Future income taxes	0.6	0.5	1.5	1.0
Loss (gain) on sale of properties and investments	0.1	—	(6.9)	—
Other non-cash expenses	0.1	0.1	0.4	0.2

	7.7	9.1	15.4	16.6
Changes in non-cash operating working capital:
Accounts and interest receivable	(1.6)	(2.4)	(2.3)	(2.8)
Inventories	(3.4)	(0.1)	(3.1)	0.3
Prepaid expenses and other	2.5	0.5	(0.7)	(0.4)
Accounts payable and accrued liabilities	16.4	(0.2)	19.7	(0.7)
Site closure and reclamation expenditures	(0.5)	(0.6)	(1.1)	(2.5)

Net cash from operating activities	21.1	6.3	27.9	10.5

Cash flows from (used in) investing activities
Purchase and development of mineral property, plant and equipment, net of disposals	(58.8)	(15.0)	(93.2)	(24.6)
Net proceeds from sale of investments and properties (note 5)	—	—	13.3	1.9
Other assets	—	(0.4)	—	(0.5)

Net cash flows used in investing activities	(58.8)	(15.4)	(79.9)	(23.2)

Cash flows from financing activities
Issuance of share capital	1.2	1.7	3.1	2.5

Net cash flows from financing activities	1.2	1.7	3.1	2.5

Increase (decrease) in cash and equivalents	(36.5)	(7.4)	(48.9)	(10.2)
Cash and equivalents, beginning of period	113.7	157.2	126.1	160.0

Cash and equivalents, end of period	$77.2	$149.8	$77.2	$149.8

Supplemental disclosure of cash flow information:
Non-cash financing and investing activities:
Shares received on sale of mineral property rights (note 5(b))	—	—	$0.7	—

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and six months ended June 30, 2004

1.	General

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of June 30, 2004 and the results of its operations and its cash flows for the three month and the six month periods ended June 30, 2004 and 2003.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2003. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2003, except as disclosed in note 7. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 8 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.	Inventories

	June 30, 2004	December 31, 2003
	(unaudited)
Finished goods	$1.1	$1.2
Work-in-progress	14.6	12.2
Supplies and spare parts	4.0	3.3

	$19.7	$16.7

3.	Share Capital

	Six months ended		Six months ended
	June 30, 2004		June 30, 2003
	(unaudited)		(unaudited)
	Number of		Number of
	Shares	Amount	shares	Amount
Issued and fully paid:
Balance at beginning of period	130,133,678	$465.4	125,978,115	$437.6
Cumulative adjustment for change in accounting for stock-based compensation (note 7(a))	—	1.4	—	—
Issued during the period:
Under the terms of Directors’ and Employees stock option plan	491,000	3.9	672,250	2.3
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco Gold Corp.	—	—	2,247,486	20.7
Shares issued due to a previous reorganization	—	—	68,527	0.2

Balance at end of period	130,624,678	$470.7	128,966,378	$460.8

Directors’ and employees’ stock options outstanding, end of period	3,624,700	—	4,088,000	—

Directors’ and employees’ stock options exercisable, end of period	3,617,200	—	4,033,900	—

4.	Segment Reporting

As at June 30, 2004 and 2003 and for the six months ended June 30, 2004 and 2003:

		San		El
2004	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$3.5	$21.1	$15.7	$—	$—	$—	$40.3
Cost of sales	2.1	9.5	7.6	—	—	—	19.2
Depreciation and depletion	0.4	4.9	3.1	—	—	—	8.4
Other operating expenses	0.1	0.2	0.7	0.1	0.1	5.2	6.4

Earnings (loss) from operations	0.9	6.5	4.3	(0.1)	(0.1)	(5.2)	6.3
Other income (loss)	—	(0.2)	0.1	—	—	8.5	8.4

Earnings (loss) before taxes	$0.9	$6.3	$4.4	$(0.1)	$(0.1)	$3.3	$14.7

Cash from operating activities	$1.4	$11.3	$7.6	$(0.1)	$(0.1)	$(4.7)	$15.4

Capital expenditures	$—	$2.7	$15.1	$51.4	$23.9	$0.1	$93.2

Total assets	$3.7	$54.1	$70.2	$207.6	$167.5	$69.4	$572.5

		San		El
2003	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$7.9	$19.3	$15.2	$—	$—	$—	$42.4
Cost of sales	5.2	8.5	6.9	—	—	—	20.6
Depreciation and depletion	1.1	5.0	3.1	—	—	—	9.2
Other operating expenses	0.1	0.1	0.4	—	2.0	4.7	7.3

Earnings (loss) from operations	1.5	5.7	4.8	—	(2.0)	(4.7)	5.3
Other income (loss)	—	(0.4)	—	—	—	2.5	2.1

Earnings (loss) before taxes	$1.5	$5.3	$4.8	—	$(2.0)	$(2.2)	$7.4

Cash from operating activities	$2.7	$10.3	$7.8	—	$(2.0)	$(2.2)	$16.6

Capital expenditures	—	$0.5	$9.8	$8.7	$6.9	$0.1	$26.0

Total assets	$6.2	$57.7	$39.1	$121.8	$130.0	$161.0	$515.8

5.	Sale of Mineral Properties

(a)	Cerro San Pedro Project

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected as other income in the statement of operations, and the $13.3 million received during the six months ended June 30, 2004 as cash flows from investing activities in the statement of cash flows.

(b)	Metates Property

Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 4,500,000 of which are held in escrow to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations. At June 30, 2004, the quoted market value of the shares of American Gold not held in escrow was $0.4 million.

6.	Financing Arrangements

On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over the subsequent three years at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at June 30, 2004, there were no amounts outstanding under the facility.

7.	Changes in Accounting Policies

(a)	Stock-based compensation

Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (“HB3870”). HB3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the transitional provisions of the amended standard, prior years’ financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the six months ended June 30, 2004 with the following weighted average assumptions: risk-free interest rate — 2.55%, expected volatility — 55%, and expected life of the option — 2.5 years. The weighted average fair value of options granted in the six months ended June 30, 2004 was $0.1 million. During the three months ended June 30, 2004 there were no options granted or vested. During the three months ended June 30, 2003 stock options valued at $0.4 million were granted. The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended June 30, 2003 with the following weighted average assumptions: risk-free interest rate — 3.6%, expected volatility — 62%, and expected life of the option — 2.5 years.

(b)	Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, Asset Retirement Obligations (“HB3110”). HB3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. On adoption of the new standard, the Company increased mineral property, plant and equipment by $3.5 million, decreased site closure and reclamation liabilities by $0.3 million, increased future income tax liabilities by $0.7 million and recorded a $3.1 million reduction to deficit at December 31, 2003, for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements. Deficit at December 31, 2002 has been reduced by $2.8 million and net earnings for the three months ended June 30, 2003 have been decreased by $0.1 million as a result of this change. Earnings for the six month period ending June 30, 2003 have been increased by $0.4 million.

8.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at June 30, 2004, mineral property, plant and equipment for the San Martin Mine would be increased by $2.2 million (December 31, 2003 — $2.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended June 30, 2004 by $0.1 million (2003 — $0.2 million) and $0.3 million for the six months ended June 30, 2004 and 2003.

Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains (losses) in shareholders’ equity at June 30, 2004 would each be decreased by $0.3 million (December 31, 2003 — nil; June 30, 2003 — nil), based on the quoted market price of the Company’s share investments, which would be included in other comprehensive income (loss) for the three months and six months ended June 30, 2004 (see below).

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended June 30, 2004, which consists of the changes in the unrealized holding gains (losses) on investments held, would be a loss of $0.7 million (2003 — nil); for the six months ended June 30, 2004 there would be a loss of $0.3 million (2003 — nil).

The new Canadian accounting standard for asset retirement obligations (HB3110) is substantially the same as United States Statement on Financial Accounting Standards (“SFAS”) 143 that was applicable to the Company’s 2003 fiscal year for United States reporting purposes. However, the $2.8 million adjustment to deficit as at January 1, 2003 under Canadian accounting principles, would have been recorded in earnings as a cumulative change in accounting principle for the three months ended March 31, 2003 and six months ended June 30, 2003 under United States accounting principles. There would be no differences between the balance sheets as at June 30, 2004 and December 31, 2003 or between the statement of operations for the three months and six months ended June 30, 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

The amended Canadian accounting standard for stock-based compensation (HB3870) is substantially the same as the United States accounting principles in its use of the fair-value method, however the transition provision under United States standards allow the effects of the fair-value method to be accounted for prospectively. As a result, the adjustments to deficit, share capital and contributed surplus as at January 1, 2004 would not be made under United States accounting principles.

A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles, excluding the effects of accounting for stock options using the fair value method for the three months and six months ended June 30, 2003, and to comprehensive income for the period using United States accounting principles, is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(unaudited)	(restated)	(unaudited)	(restated)
Net earnings in these consolidated financial statements	$2.9	$3.8	$12.0	$6.2
Adjustment for differences in accounting for income taxes	(0.1)	(0.2)	(0.3)	(0.3)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation	—	—	—	2.8

Net earnings using United States accounting principles	2.8	3.6	11.7	8.7
Other comprehensive income (loss), net of tax:
Change in unrealized holding gains on investments	(0.7)	—	(0.3)	—

Comprehensive earnings using United States accounting principles	$2.1	$3.6	$11.4	$8.7

Basic earnings per share	$0.02	$0.03	$0.09	$0.07
Diluted earnings per share	$0.02	$0.03	$0.09	$0.07

SECOND QUARTER 2004 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (AS OF AUGUST 3, 2004)

FINANCIAL REVIEW

The Company reported earnings for the three months ended June 30, 2004 of $2.9 million ($0.02 per share) compared to earnings of $3.8 million ($0.03 per share) in the same period of 2003. Earnings for the first six months of 2004 were $12.0 million ($0.09 per share) compared to earnings of $6.2 million ($0.05 per share) in the first six months of 2003. Cash flows from operating activities before working capital adjustments and reclamation expenditures were $7.7 million for the second quarter of 2004 compared to $9.1 million in the second quarter of 2003. Cash flow from operating activities for the six months ended June 30, 2004 was $15.4 million, compared to $16.6 million for the comparable period in 2003. Lower production and sales partially offset by increased prices received for gold were the primary factors in the decline in earnings and cash flow for the second quarter. The Company’s development at the El Sauzal Project and the Marlin Project, as well as expansion at the Marigold Mine and the San Martin Mine accounted for capital expenditures of $58.7 million for the three months ended June 30, 2004, and $93.2 million year-to-date in 2004.

The Company produced 48,109 ounces of gold in the second quarter of 2004 compared to 60,583 ounces during the second quarter of 2003. In reclamation, the production at the Rand Mine decreased 6,455 ounces of gold. This production is targeted to be replaced by increased production from the (66.67%-owned) Marigold Mine. Marigold’s new 320-ton truck fleet became fully operational late in the second quarter and allowed them to stack over 42,000 ounces of gold during the quarter, although actual production was only 22,188 ounces of gold. San Martin’s production was also below that of the comparable period in 2003 (22,418 ounces of gold in second quarter of 2004 compared to 29,159 ounces in 2003). Production for the Company for the six months ended June 30, 2004 was 99,028 ounces of gold compared to 121,875 ounces produced during the first six months of 2003. The largest decline was at the Rand Mine which produced 14,187 ounces less than in 2003. Both the San Martin Mine and the Marigold Mine each produced approximately 4,000 ounces less than in the first half of 2003. The Company expects production to significantly increase in the second half of the year; however, delays encountered in the first six months will result in total gold production being reduced to 250,000-260,000 ounces during 2004. Total cash costs of production increased in the second quarter of 2004 to $183 per ounce of gold compared to $172 per ounce in the same period of 2003, primarily due to the lower production and sales. The Company’s total cash cost of production for the first six months of 2004 averaged $194 per ounce compared to $171 per ounce for the six months ended June 30, 2003. Operations at each mine are discussed in the “Operations Review” section which follows.

The Company uses certain non-GAAP financial disclosures in this report. The reported cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. In addition, the difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory, compared to those ounces actually produced during the year. There is no significant difference between the total cash cost per ounce of production and total cash cost per ounce sold.

Depreciation and depletion expense of $4.0 million for the second quarter of 2004 and $8.4 million for the six months ended June 30, 2004 was lower both for the comparative quarter and year-to-date periods ($4.7 million and $9.2 million, respectively, in 2003). This was primarily a result of decreased production at all the mines. However, depreciation and depletion charges on a per-ounce basis continue to increase as the production at Marigold and San Martin, which have significantly higher charges than the Rand Mine, becomes a larger percentage of the total ounces produced.

Exploration and development expenditures were $2.8 million in the second quarter of 2004 and $4.9 million for the six months ended June 30, 2004, reflecting intense development work at both the Marlin Project and the Marigold Mine. Of these expenditures, $2.0 million was capitalized in the quarter, consisting of $1.0 million at both Marlin and Marigold. Capitalized development was $3.0 million for the six months ended June 30, 2004. Expensed exploration during the quarter was also equally incurred: $0.4 million in both the United States and in Latin America. In the six months ended June 30, 2004, exploration expense was $1.9 million: $1.1 million spent on various Latin American projects and $0.8 million in the United States. Exploration and development expenditures during the comparable periods in 2003 were weighted toward expensed exploration prior to the feasibility study being completed on the Marlin Project. Of the total expenditures of $3.9 million and $6.4 million, respectively, for the second quarter and six months ended June 30, 2003, $1.8 million in the second quarter and $4.1 million for the six months ended June 30, 2003 were expensed.

The Company’s earnings during the quarter were positively impacted by gold prices that averaged $393 during the three months ended June 30, 2004, and $401 for the six months ended June 30, 2004 compared to $347 and $350 respectively during the same periods in 2003. Revenue realized per ounce of gold increased to $394 during the three months ended June 30, 2004 and $404 for the six months ended June 30, 2004, from $353 and $351 respectively during the same periods of 2003. Earnings from operations increased to $3.4 million during second quarter of 2004 compared to $3.0 million during the second quarter of 2003, and to $6.3 million in the six months ended June 30, 2004 compared to $5.3 million during the same period in 2003. The positive change in revenues due to increased gold prices was offset by the decline in production and sales volume. Total costs were lower based on volume, although the per-ounce cost of sales was higher, due to the same lower volumes. Exploration expenditures of $0.8 million during the second quarter and $1.9 million for six months ended June 30, 2004 were both less than half the amount expensed for comparable periods in 2003 and contribute directly to the positive change in earnings.

General and administrative expense was $1.6 million for the second quarter in both 2004 and 2003. Expenses were $4.0 million for the six months ended June 30, 2004 compared to $3.0 million for the six months ended June 30, 2003. The increased expense year-to-date was a result of increased employee expenses, a special contribution to the University of Nevada, and various business development costs.

Interest and other income declined to $0.1 million in the three months ended June 30, 2004 compared to $1.4 million in the three months ended June 30, 2003. The 2004 amount represents interest income of $0.3 million offset by a $0.2 million loss on foreign exchange. The 2003 results included $1.0 million of interest income earned on amended tax returns from prior years. Interest and other income for the six months ended June 30, 2004 was $8.4 million, which included $8.0 million of income from the sale of the Cerro San Pedro property and the Company’s share of the Metates property, $0.6 million of interest income, $0.3 million of foreign exchange losses and $0.1 million of gain on sale of miscellaneous equipment at the reclamation projects. During the first six months of 2003 the Company recorded interest and other income of $2.1 million, reflecting $2.0 million of interest income and $0.4 million of other income, offset by foreign exchange losses of $0.3 million.

Supplemental Quarterly Data

The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
US$ except per share amounts)	2002	2002	2003	2003	2003	2003	2004	2004
Average realized price of gold	$318	$326	$348	$353	$371	$402	$412	$394
Ounces of gold sold	62,062	68,784	59,470	61,575	51,110	56,064	52,663	47,036
Revenues(1)	$19.8	$22.4	$20.8	$21.7	$19.0	$22.5	$21.7	$18.6
Net income(2)	$2.4	$4.7	$2.4	$3.8	$3.3	$8.7 (3)	$9.1 (3)	$2.9
Basic earnings per share	$0.02	$0.04	$0.02	$0.03	$0.03	$0.07	$0.07	$0.02
Diluted earnings per share	$0.02	$0.04	$0.02	$0.03	$0.03	$0.07	$0.07	$0.02

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net income are the same.

(3)	Includes income from the sale of the Cerro San Pedro and Metates properties.

Outstanding share information

The Company had 130,624,678 common shares outstanding as of June 30, 2004 and August 3, 2004.

Liquidity and Capital Resources

The Company’s working capital reflected the impact of the two major construction and development projects at El Sauzal and Marlin. Working capital was $73.0 million at June 30, 2004, compared to $126.0 million at March 31, 2004, and $145.4 million at December 31, 2003. Cash balances totaled $77.2 million at June 30, 2004 compared to $126.1 million at December 31, 2003. The Company invests most of its cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, management believes any impact of an interest rate change would not be material.

Long-term liabilities were $91.4 million at June 30, 2004, an increase of $2.8 million compared to December 31, 2003. The long-term liabilities amount consists of reserves for future site closure and reclamation costs of $6.9 million ($5.7 million at December 31, 2003) and future income taxes of $84.5 million ($82.9 million at December 31, 2003). The increase in the reclamation liability account reflects application of the new asset retirement obligation accounting standard. Future income tax increases are due to the profitable production at the San Martin Mine. The Company continues to have no long-term debt, although a $45.0 million facility for use at the Marlin Project was arranged effective June 30, 2004.

Capital expenditures swelled to $58.7 million for the second quarter of 2004 and $93.2 million year-to-date, as compared to expenditures of $15.2 million in the second quarter of 2003 and $26.0 million for the six months ended June 30, 2003. The most significant capital expenditures this quarter were $29.3 million at the El Sauzal Project. This included $12.2 million for the crushing, process and tailings facilities, $5.2 million for power distribution, $4.2 million for engineering, development and infrastructure, $3.3 million for the access road and plant site preparation, $2.5 million was expended on the shop, warehouse and office, and $1.9 million on mine development. At the Marlin Project, a total of $17.3 million was expended: $7.3 million for engineering, development and general infrastructure, $4.3 million on mobile equipment, primarily for the underground, $1.9 million was spent on the process and tailings facilities, land purchases totaled $1.7 million, $1.3 million was spent on underground development, and $0.8 million on capitalized drilling. There was $11.2 million in expenditures at the Marigold Mine: $9.3 million on equipment, primarily for the new 320-ton haul trucks; $1.0 million in capitalized exploration, $0.5 million on deferred stripping and $0.4 million on other development work. San Martin capitalized $0.9 million, primarily for leach pad construction. The Company intends that all remaining capital expenditures planned for in 2004 will be financed from the Company’s working capital; notwithstanding, the Company also has a $45.0 million loan facility available.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $7.7 million during the second quarter of 2004, compared to $9.1 million generated in the second quarter of 2003. The positive gold price variances in the three months ended June 30, 2004, were not enough to offset the decreased production and sales coupled with higher cash costs per ounce of sales resulting in a decline in the Company’s cash flow from operations. In the six months ended June 30, 2004, cash flow from operations before working capital adjustments and reclamation expenditures totaled $15.4 million, compared to $16.6 million in the six-month period ended June 30, 2003. The same price and volume factors were present as in the second quarter, and in addition there was an increase of $1.0 million in general and administrative expenses and increased tax expense of $1.0 million, both of which were offset by a decline in exploration expense of $2.2 million. The Company also realized $1.2 million on the issuance of shares during the three months ended June 30, 2004, primarily from the exercise of stock options, and $3.1 million year-to-date (compared to $1.7 million and $2.5 million, respectively, in 2003).

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. Commitments and contingencies outstanding as at June 30, 2004 are illustrated in the table below (expressed in millions):

	Less than			More than
Contractual Obligations	one year	1 - 3 years	4 - 5 years	5 years	Total
Operating leases	$0.4	$1.0	$0.3	—	$1.7
Minimum royalty payments	$0.5	$0.7	$0.6	$1.7	$3.5
Construction and equipment purchase contracts	$22.2	$14.8	—	—	$37.0

	Less than			More than
Contingencies	one year	1- 3 years	4 - 5 years	5 years	Total
Future site closure and reclamation costs(1)	$1.1	$2.2	$0.6	$13.3	$17.2

(1)	In the Company’s financial statements, $1.1 million of these obligations are included in current liabilities and $6.9 million in long-term liabilities. The Company has $9.4 million in certificates of deposit as collateral for these obligations.

OPERATIONS REVIEW

San Martin Mine, Honduras

The San Martin Mine produced 22,418 ounces of gold during the second quarter of 2004 bringing total production to 51,344 ounces of gold for the year to date. During 2003, 29,159 ounces of gold were produced in the second quarter and 55,779 ounces of gold produced for the six months ended June 30, 2003. Total cash costs were $192 per ounce of gold in the second quarter of 2004 ($182 per ounce year-to-date), compared to $165 per ounce during the second quarter of 2003 ($154 per ounce for the six months ended June 30, 2003). Total cash costs are higher than in 2003, due to the transition from the Rosa pit to the Palo Alto pit where both ore grades and recoveries are lower. San Martin costs are on plan, and operations in both the Rosa and Palo Alto pits are proceeding smoothly. The Company expects production to be approximately 100,000 ounces of gold in 2004.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine produced 22,188 ounces of gold produced for the Company’s account during the second quarter of 2004 with total cash costs of $160 per ounce of gold. This compares to 21,466 ounces of gold produced during the second quarter of 2003 with a total cash cost of production of $154 per ounce. The mine has produced 39,394 ounces of gold for the Company’s account at an average of $198 per ounce for the six months ended June 30, 2004. This compares to production of 43,619 ounces of gold at a total cash cost per ounce of $162 for the comparable period in 2003. Lower-than-expected production, combined with costs of migrating to the new mining fleet have negatively impacted the total cash costs per ounce year to date. Commissioning of the larger mining fleet is now complete, approximately two months behind schedule. Construction of a new leach pad and processing facility awaits final permits and is scheduled for start-up in the third quarter this year. Because of the delays experienced to date, the Company expects Marigold to produce between 100,000 and 110,000 ounces of gold for the Company’s account in 2004.

Rand Mine, California

The Rand Mine produced 3,503 ounces of gold during the second quarter of 2004 as the mine continues its reclamation phase. This compares to 9,958 ounces of gold produced during the second quarter of 2003. Rand production for the six months ended June 30, 2004 was 8,290 ounces of gold, compared to 22,477 during the comparable period in 2003. Total cash costs of production this quarter were $268 per ounce of gold compared to $232 per ounce in the second quarter of 2003. Year-to-date cash costs were $248 per ounce of gold in 2004 compared to $229 per ounce in 2003. Reclamation expenditures were $0.4 million during the second quarter of 2004 and $0.8 million year to date. The Company continues to expect Rand to complete the site closure and reclamation on plan over the next eighteen months. While mining has been completed at the Rand Mine, total production of approximately 15,000 ounces of gold is planned for the year ending December 31, 2004.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

Construction continued towards a fourth-quarter start-up at the El Sauzal Project. The road from Choix is fully functional, with the Tubares bridge completed in June. The new power line and substation are advancing well with over 80% of the work complete on both; back-up diesel generators will assure start-up of the plant regardless of the power line completion date. Installation of all major process facility components is complete and initial testing is underway. At the El Sauzal mine site, mining development commenced in both the Arroyo and Encino pits during the second quarter. Pre-production mining was ahead of schedule. As noted in the capital expenditures discussion, expenditures totaled $29.3 million during the second quarter and $51.4 million for the year to date. The Company continues to expect El Sauzal to produce 35,000 ounces of gold by the end of 2004.

Marlin Project, Western Guatemala

Work progressed on several fronts at the Marlin Project during the second quarter. By the end of the second quarter, detail engineering on the project was 67% completed. Improvements included work on the main access road, which is now over two-thirds completed. Site civil work is nearing completion; tailings dam construction has commenced. The underground main access ramp is now completed to approximately 300 meters of 800 meters planned.

Design mill throughput as been increased to 5000 tonnes per day from the feasibility level of 4,100 tonnes per day, based on favorable drill results from La Hamaca, development drilling adjacent to the Main zone and other district opportunities. This expansion, including the addition of a gravity circuit, extra tank capacity and increased costs of construction materials, result in a revised capital estimate of approximately $140.0 million from $120 million. The Company continues to plan for production in the first-quarter of 2006.

Imperial Project, California

During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

EXPLORATION

Exploration and development expenditures were $2.8 million in the second quarter of 2004 and $4.9 million for the six months ended June 30, 2004, reflecting intense development work at both the Marlin Project and the Marigold Mine. Of these expenditures, $2.0 million was capitalized in the quarter, $1.0 million at both Marlin and Marigold. Capitalized development was $3.0 million for the six months ended June 30, 2004. Expensed exploration during the quarter was also equally incurred: $0.4 million in both the United States and in Latin America. In the six months ended June 30, 2004, exploration expense was $1.9 million: $1.1 million on various Latin American projects and $0.8 million in the United States. Exploration expenditures during the comparable periods in 2003 were weighted toward expensed exploration. Of the total expenditures of $3.9 million and $6.4 million, respectively, for the second quarter and six months ended June 30, 2003, $1.8 million in the second quarter and $4.1 million for the six months ended June 30, 2003, were expensed.

Exploration in the second quarter of 2004 was again focused on the Guatemala projects (primarily Marlin with minor expenditures at Cerro Blanco). Activities in Guatemala accounted for $1.3 million of exploration and development expenditures in the second quarter of 2004. Work at the Marigold Mine focused on development and $1.0 million was capitalized as in-fill drilling in the area of the existing pits; $0.3 million was expensed elsewhere on the property.

RECLAMATION AND OTHER ACTIVITIES

Dee Mine, Nevada

Reclamation activities at Dee recommenced in June with the crews returning to dismantle the mill and disconnect the main power. All evaporative systems were up and running during June.

As of June 16, 2004 Barrick Gold Exploration Inc. had satisfied the $6.5 million “Initial Contribution” requirements outlined in the Farmout Agreement between Barrick Gold Exploration Inc. (“Barrick”) and Glamis Marigold Mining Company (“Glamis”). The total estimated cost for the remaining 2004 proposed program is approximately $1.0 million which when split 60/40 will amount to $0.6 million for Barrick and $0.4 million for Glamis.

The proposed work remaining for 2004 will consist of underground drilling at the Deep North Zone and underground development followed by drilling at the End Zone target on the Dee property. The results from this work will be used in conjunction with other engineering studies to complete a pre-feasibility study in the fourth quarter of 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to the consolidated financial statements included in the Company’s 2003 annual report to shareholders, and a discussion of some of the more significant policies is included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

CHANGES IN ACCOUNTING POLICIES

Refer to note 7 of the consolidated financial statements for information about changes to the Company’s accounting policies for changes implemented in the first quarter of 2004 relating to stock-based compensation and asset retirement obligations.

HEDGING

As at June 30, 2004 the Company had no gold ounces or silver ounces hedged. The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot or forward sales, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production. In the future, the Company does expect to hedge some of the by-product silver from Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher, and thus can have a direct impact on its profitability.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There has been no significant change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, C. Kevin McArthur, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2004	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Cheryl S. Maher, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2004	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended June 30, 2004 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2004	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended June 30, 2004 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl S. Maher, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2004	/s/ Cheryl S. Maher
Cheryl S. Maher
Chief Financial Officer